CENTERPOINT ENERGY TRANSITION BOND COMPANY IV, LLC

1111 Louisiana

Suite 4664B

Houston, Texas 77002

December 29, 2011

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3
(Registration Statement Nos. 333-177662 and 333-177662-01)

Ladies and Gentlemen:

CenterPoint Energy Transition Bond Company IV, LLC and CenterPoint Energy Houston Electric, LLC (the “Registrants”) hereby request that pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the effectiveness of their Registration Statement on Form S-3 (Registration Statement No. 333-177662 and 333-177662-01), as amended, be accelerated so that the Registration Statement will become effective on January 3, 2012, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

In connection with making this request, the Registrants acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CENTERPOINT ENERGY TRANSITION BOND COMPANY IV, LLC

By:	/s/ Linda Geiger
	Name:	Linda Geiger
	Title:	Assistant Treasurer

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC

By:	/s/ Linda Geiger
	Name:	Linda Geiger
	Title:	Assistant Treasurer